Exhibit 12.1

Penn Virginia GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

						Six Months Ended June 30, 2008
	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$10,180	$15,850	$22,038	$33,030	$28,098	$42,278
Fixed charges	5,048	7,328	14,351	19,783	19,766	11,357

Total earnings	$15,228	$23,178	$36,389	$52,813	$47,864	$53,635

Fixed Charges
Interest expense **	$4,986	$7,267	$14,053	$19,151	$18,896	10,980
Rental interest factor	62	61	298	632	870	377

Total fixed charges	$5,048	$7,328	$14,351	$19,783	$19,766	$11,357

Ratio of earnings to fixed charges	3.0x	3.2x	2.5x	2.7x	2.4x	4.7x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.